February 1, 2013

Terence O’Brien Accounting Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Electro Rent Corporation Form 10-K Filed August 13, 2012 Form 10-Q Filed January 9, 2013 File No. 0-09061

Ladies and Gentlemen:

Electro Rent Corporation, a California corporation (the “Company”), has written this letter in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 17, 2013 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K and Form 10-Q.

Form 10-K for Fiscal Year Ended May 31, 2012

1. Please file your sales agreement with Agilent as an exhibit to your May 31, 2012, annual report or tell us why you are not required to do so.

Response: The Company filed an amendment to its May 31, 2012 annual report on February 1, 2013 that includes the Company’s sales agreement with Agilent Technologies, Inc. as exhibit 10.24. The Company redacted portions of its agreement with Agilent filed with the amended annual report and has submitted a request for confidential treatment of such redacted portions of the Company’s agreement with Agilent to the Staff in accordance with Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

Form 10-Q for Fiscal Quarter Ended November 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

2. In our letter dated September 27, 2012, we requested that you address the requirements in Items 303(a)(3)(i), 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K with reference to the additional guidance in Section 501.12.b.3 of the Financial Reporting Codification regarding the quantification of material factors impacting the increases or decreases in the line items comprising net income in comment 2. In your letter dated October 24, 2012, you agreed to expand MD&A to include the quantification of multiple factors. However, it does not appear as though you have appropriately addressed this requirement in your Form 10-Q. For example, you disclose that your rental and lease revenues were impacted by increased demand for T&M equipment (i.e., volume increase); the acquisition of EMT; offset by a decline in DP equipment demand. Please confirm that you will provide the required quantified disclosures in your next periodic report.

United States Securities and Exchange Commission

February 1, 2013

Response: The Company will expand its disclosures in its next periodic report to ensure compliance with Items 303(a)(3)(i), 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-K (with reference to the additional guidance in Section 501.12.b.3 of the Financial Reporting Codification) regarding the quantification of material factors impacting the increases or decreases in the line items comprising net income.

* * * *

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 374-6317 or our legal counsel, Jonathan F. Atzen of Sheppard, Mullin, Richter & Hampton LLP, at (213) 617-5515 with any questions or further comments you may have regarding this filing or the responses above.

Sincerely,

/s/ Craig R. Jones

Craig R. Jones

Vice President and Chief Financial Officer

Electro Rent Corporation

Cc:	Lawrence M. Braun, Esq., Sheppard, Mullin, Richter & Hampton LLP
Jonathan F. Atzen, Esq., Sheppard, Mullin, Richter & Hampton LLP